
02002569

Ref RSlets/0412.RLS.26-11-01.Securities.cew


SEC MAIL PROCESSING
RECEIVED
JAN 16 2002
354
WASH, D.C. SECTION


invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

27 November 2001

SUPPL

Dear Sirs,

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the following press releases:

- Interim Report sent to shareholders 21 November 2001,
- Notification of Major Interests in Shares for Franklin Resources Inc - dated 16 November 2001,
- Invensys interim results for six months ended 30 September 2001 - dated 15 November 2001,
- Interim Dividend announcement – dated 15 November 2001, and
- Notification of Major Interests in Shares for CGNU plc – dated 14 November 2001.

Yours faithfully,

Rachel Spencer
Deputy Secretary


U.S. POST OFFICE
DELAYED

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

Interim Report 2001/02


SEC MAIL PROCESSING
RECEIVED
JAN 1 6 2002
WASH. D.C.
354
SECTION


invensys

Corporate headquarters
Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
United Kingdom
Telephone + 44 (0) 20 7834 3848
Facsimile + 44 (0) 20 7834 3879

For latest investor information, news and downloads, visit our website at **www.invensys.com**

Division contact details
Invensys Software Systems
2191 Fox Mill Road, Suite 500
Herndon
Virginia 20171, USA
Telephone +1 703 234 6000
Facsimile +1 703 234 6719

Invensys Automation Systems
135 South 84th Street
Suite 111, Milwaukee
Wisconsin 53214-1298, USA
Telephone +1 414 643 3300
Facsimile +1 414 643 2311

Invensys Control Systems
2809 Emerywood Parkway
Suite 400, Richmond
Virginia 23294-3743, USA
Telephone +1 804 756 6500
Facsimile +1 804 756 6565

Invensys Power Systems
8609 Six Forks Road
Raleigh
North Carolina 27615, USA
Telephone +1 919 870 3120
Facsimile +1 919 870 3676

Chairman's statement



'Although we met our July guidance for the first half, these results are not what we would wish them to be, nor do they reflect what we think this Group is capable of, even in such difficult conditions.'

Lord Marshall, Chairman

Key features

- Ongoing sales down 3% (down 9% organically) at £3,330m
- Ongoing operating profit of £281m in line with guidance
- Debt at £3,283m; interest cover for rolling 12 months of 3.3x
- Free cash flow improves to £68m inflow from £(194)m outflow
- Dividend of 1.0p (H1 2000: 2.5p)
- Outlook for H2 assumes no improvement in trading: focus on performance improvement to mitigate downside

Financial summary

Ongoing sales were £3,330m, down 9% organically over the first half of last year. The most significant decline was in Power Systems, down 19% due to the sharp reduction of investment in telecommunications and IT infrastructure. Automation Systems was down 4% as industrial demand slowed, particularly in the US. Control Systems showed a 5% decline driven by falls in consumer and heavy automotive markets. Software Systems' decline of 7% reflected the general reduction in capital spending and the lack of recovery in its prime process sectors.

Operating profits of £281m for ongoing operations were in line with guidance given on 24 July and reaffirmed on 20 September and 8 October. This equates to an organic decrease of 40%, exacerbated by reduced sales in many of our highest-margin businesses. Margins fell in all four divisions, with Power Systems the worst affected. The speed and size of volume decline in the latter's main markets, combined with competitive pricing pressure, caused its operating profit to fall by £95m or 75%. Profits at Control Systems were £70m lower, due to the pronounced drop in volumes of high-margin products. The performance of Software Systems, which failed to meet our expectations, was the result of lack of effective project management and cost control, coupled with a decreased percentage of higher value-added sales of systems and solutions. Automation Systems was most successful in limiting margin erosion, through action on cost reduction and pricing improvement and backed by strong profit performances in its Flow Control and Rail businesses.

During the period the Group continued to work to drive costs down in line with demand, resulting in the removal of 6,300 jobs in ongoing operations.

Operational review

Software Systems
Sales £677m (H1 2000: £631m), operating profit £3m (H1 2000: £13m)

The division had a disappointing first half, despite the inclusion of six months'

trading from Baan in comparison with two months for the same period last year. A global decline in capital spending across discrete and process manufacturing, as well as high technology sectors, resulted in weak demand for industrial automation, controls and enterprise software. The process sector has produced few greenfield refinery projects and low hardware sales. Nonetheless, significant recent contract wins include Pemex (£22m) and Dalton Utilities (£5m). Food and beverage remained depressed by consolidation in the sector and lower capital spending.

Profit for the division was hit by lower sales of high-margin systems and solutions and by operational issues, primarily at its APV business.

In September the division announced the launch of ArchestrA, its new software framework that will give process, batch, discrete and hybrid manufacturing customers improved systems management. A Wonderware/Baan real-time system linking factory floor to ERP has been developed for shipment in Q2 2002. In October, the division also announced a strategic alliance with IBM for joint sales and marketing initiatives and product development.

In October, Leo Quinn was appointed Division Chief Executive, having joined the Group from Tridium. His experience in the software industry includes 17 years at Honeywell. Under his leadership, the division will focus on improving operational execution, project management and solutions-based selling. Further restructuring and cost reduction is underway to realign the cost base to current revenue levels and working capital management will continue to be a priority.

Automation Systems
Sales £810m (H1 2000: £825m), operating profit £108m (H1 2000: £119m)

Sales in the division were down organically by 4% on the prior year, caused by the global industrial downturn which was especially pronounced in the US. Whilst cost reductions included a 4% reduction in headcount, the continued pressure on margins resulted in an operating profit decrease of 9%.

The performance of the individual businesses was mixed. Rexnord benefited from favourable markets in oil exploration, mining and aerospace, while activity in construction, chemical processing, heavy-duty trucks and forest products all experienced a slowdown. Destocking by industrial distributors also affected sales at Rexnord Bearings. Continuing growth in the renewable energy sector led to significant expansion for Rexnord Hansen, a world leader in gear manufacturing for the wind turbine industry.

Elsewhere, Flow Control drove up sales by 9% and orders by 13%. Rail Systems maintained sales and grew profits by offsetting delays from UK railways and the London Underground with an increase in engineering projects.

Management action to mitigate the effect of the economic slowdown has focused on cost reductions and implementation of strategic pricing initiatives. Inventories have been reduced by 11% in the period. The division continues to focus on development of products targeted at growth markets such as rail, food processing and confectionery and on business opportunities with a high service and systems content.

Control Systems
Sales £1,134m (H1 2000: £1,134m), operating profit £139m (H1 2000: £209m)

The division's sales were down 5% organically with a continuing slowdown in its markets, particularly the US. Appliance Controls experienced tough trading with a further fall in demand for white goods, while Sensors and Motor Systems were impacted by the drop-off in heavy truck/off-road vehicle production.

On the other hand, there was growth in non-component activities. Sales and profits at the recently-created Energy Solutions business improved, driven by utilities' continued outsourcing of metering and data collection/management services provided by IMServ. The requirement by customers to reduce or optimise energy costs is also fuelling growth in remote monitoring and diagnostics. Building Systems made inroads in Asia and improved its operational performance in Europe.

However, the sharp volume declines and pricing pressures in the division's high-margin products led to further erosion in profitability. In response, management heightened focus on improving input costs and output pricing, as well as reducing headcount by a further 7%.

In addition to the cost reduction programme, the division continues to target improvement in working capital management and lean manufacturing. Cash generation was doubled over the same period last year, driven by an 18% reduction in inventories.

Power Systems
Sales £709m (H1 2000: £860m), operating profit £31m (H1 2000: £126m)

The unprecedented slowdown in the deployment of infrastructure by telecom and internet service providers gave the division a tough first half, with orders down 40% as a number of major telecoms companies cancelled or postponed equipment orders.

Although market conditions were harsh, the division maintained its rollout of new products for strategic market segments, including new ranges of medium-sized uninterruptible power supplies and DC-DC converters. An exclusive distribution agreement was signed with Active Power for its second-generation battery-less storage system, which is consistent with the divisional objective of becoming more focused on systems.

Despite the inevitable pressure on pricing and margins brought on by market conditions and surplus capacity, the division remained profitable thanks to stringent cost reduction, including an 18% decrease in headcount in the period. Improving control of working

capital resulted in a positive cash flow. Continued introduction of new products and the long-term need for clean, reliable power leave the division with competitive strength for recovery in its key markets.

Other matters

Currency effects in the period
Overseas sales and profits are translated into sterling at average rates for the period. The strengthening of the US dollar and the euro against the equivalent period last year produced a favourable translation effect, but this was offset in part by the weakening of the Japanese yen. The net year-on-year beneficial impact arising from the translation of operating profit in ongoing operations was £13 million.

The translation benefit in reported performance was offset by the transactional effects of exporting from a strong US dollar and sterling base into countries with weaker currencies, particularly the euro, and also competing against imports from these countries into our UK and US markets.

Other financial items
Restructuring charges of £165m within operating exceptional items relate to ongoing restructuring programmes and reflect accelerated headcount reductions during the first half, but are in line with overall targets for the year. Restructuring includes a provision of £20m for committed second half utilisation.

Corporate exceptional items include £21m of closure costs and £16m profit on disposals, after £2m goodwill written back. Goodwill amortisation of £61m (H1 2000: £37m) was increased by the effect of a full six months' charge for the Baan acquisition, against two months for the same period last year.

Free cash flow (before dividends) improved to a £68m inflow, or 2% of sales, from an outflow of £194m in the first half of last year, as a detailed programme to reduce working capital levels on a site-by-site basis began to take effect.

The interest charge for the period of £101m (H1 2000: £102m) reflected the increased level of net debt, offset by falling interest rates. At any given time, 80-85% of the Group's debt is at variable interest rates, enabling it to benefit rapidly from reductions in rates. Interest cover before exceptional items and goodwill amortisation was 3.3x on a rolling twelve months to 30 September 2001, thereby exceeding the requirements of the Group's banking covenants. Gearing was 67% (H1 2000: 57%) including goodwill both capitalised and written off. Assuming interest rates remain unchanged, we estimate the interest charge for the second half will be around £70m.

The tax charge for the period was £nil (H1 2000: £68m), net of a £3m credit on corporate exceptional items. The underlying tax rate for continuing operations was 29.0% (H1 2000: 30.9%).

The Group has adopted Financial Reporting Standard No 19: Deferred Tax (FRS19) for the first half with no impact on current period profit after tax. As required by the Standard, prior year results have been restated, resulting in an impact on profit after tax for H1 2000 of a decrease of £3m and for the year to 31 March 2001, a decrease of £8m. Shareholders' funds at 30 September 2000 have been reduced by £158m and at 31 March 2001 by £137m.

Impact of FRS17
Under the transitional requirements of Financial Reporting Standard No 17: Retirement Benefits (FRS17), we will disclose our net pension assets as at 31 March 2002 in the year-end accounts based on financial conditions at that time. In respect of the UK, our largest pension arrangement, we believe the Invensys Pension Scheme remains in surplus. As less than 50% of this scheme is invested in equities – and has been for some time – we believe it would require a sustained significant fall in equity values for this to impact the Group's balance sheet negatively when FRS17 is fully implemented in the year ending March 2004.

Dividend
In light of the Group's current need to conserve cash and reduce its level of indebtedness, the Board has taken the decision to reduce the interim dividend to 1.0p per ordinary share (H1 2000: 2.5p). Future dividend policy will be determined upon completion of the strategy review later this year and in the context of performance in the second half.

The interim dividend will be payable on 5 March 2002 to shareholders on the register at close of business on 7 December 2001.



Lord Marshall
Chairman
15 November 2001

Chief Executive's review



'Our early findings from the strategy review confirm a good core of assets on which to build – in our brands, product portfolio, people and customer relations. The problems which the Group must overcome stem as much from its sheer complexity and failure to address operational basics as from the need for an effective strategy.

While these problems are not trivial, they can be solved. To do so will take strong leadership and a disciplined approach, but the resulting improvement in execution is as necessary for delivery of our long-term future as it is for short-term performance.'

Rick Haythornthwaite, Chief Executive

Key features
- Leadership team strengthened
- Immediate actions to focus on customers and operational improvements
- Completion of strategy review on schedule for our fiscal Q4

Strategy review

Objectives
In August, we launched a detailed strategy review of the Group.

Our key objectives for the review are to achieve a clear understanding of the current state and performance needs of Invensys and to develop a shared commitment to our future strategy among all managers and employees.

To provide us with the right framework for our future investment decisions, the strategy must encompass operating excellence, leadership in significant markets and material opportunity for profitable growth. It must be built on the strengths of our existing assets and capabilities, offer customers a clear proposition with defensible competitive advantage, and leverage the benefits of our structure as a Group.

The review is designed to challenge all aspects of the current business, with a view to creating a new direction for the Group from a starting point of our customers' expectations of value and service.

Early findings
Two months of intensive data collection from the business units have been followed by detailed interviews with the Group's top 75 customers and a comprehensive market survey of 2,000 companies in the US and Europe. Early findings from this analysis phase include:

- A broad base of loyal customers and strong brands
- Most businesses sound but currently under-performing
- Execution weakness in project management
- Essential skills gap in solution-based sales and marketing
- Lack of defined purpose for growth businesses versus cash-generating businesses
- Excessive restructuring with resulting dilution of customer focus

- Overly complex structure; little exploitation of Group opportunities in selling or purchasing
- No remaining accounting issues; limited expected write-downs*
- No requirement to restate profits: prior utilisation of provisions appropriate; but failure to tackle underlying issues
- Present rates of growth and profitability are wholly inadequate
- Strong employee commitment but need for clarity and direction.

In summary, the Group's failure to match peer performance seems largely due to a lack of focus on customers and operational basics and the need for a revised strategy.

**Our review of the strategic development of our businesses may impact our view of the future value of certain assets in some areas of our business, including fixed assets, contract valuations and inventory. At this early stage, we believe that addressing these issues would result in an exceptional charge of less than 5% of our operating assets (before debt and tax).*

Subject to completion of the strategy review, the Board believes that there is no current impairment to the balance sheet carrying values.

Next steps

Having completed our analysis, the Executive has agreed a number of market opportunities that warrant further investigation and has appointed Groupwide teams to subject these over the next two months to rigorous testing, including financial and market modelling. This will enable a final selection and strategic formulation to take place in our fourth quarter, for communication to all our employees, investors and business partners prior to our year-end.

At this early stage, what is already obvious is that any successful strategy will require a radically changed shape and approach for the Group, since the current structure has proved incompatible with effective customer service and creation of shareholder value.

Current priorities

Both the short- and long-term future of the Group dictate several clear requirements for immediate action.

We must drive cash generation hard, through continued implementation of our localised cash action teams on a site-by-site basis, and through selective disposals of non-strategic assets. We currently have several businesses mandated for sale. We will drive growth by limiting restructuring activity in order to allow renewed outward focus on our customers and their needs. Our growth businesses will receive targeted investment and we are taking urgent action to increase our capabilities in solution-based selling.

We will inject more discipline into our pricing policies with structured rollout of our agreed action plans. Loss-making businesses as well as production and project "blackspots" have been identified and are being systematically addressed.

We are beginning at once to drive for Group benefits in cross-selling to our existing customer base to increase our share of their overall investment spend. We have appointed a Senior Vice President of Supply Chain Management to lead improvements in Group purchasing. We have redefined the scope of our IT programme, Project Unity, to ensure that execution of our future strategy is supported by common systems and will begin implementation early in our next fiscal year.

Finally, we will continue to drive up the quality of our management, the creation of a leadership culture that embraces accountability and delivery, and a passion for success among all our people.

Outlook

In the current fragile economic environment, trading in the second half is more likely to decline than improve on the first half. However, barring extreme events, our strong focus on performance improvement should mitigate any further downside risk and enable the Group to exceed the requirement of its banking covenant at year-end.



Rick Haythornthwaite
Chief Executive
15 November 2001

Consolidated profit and loss account (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Turnover				
Existing operations		**3,320**	3,450	7,187
Acquisitions		**10**	–	–
Ongoing operations		**3,330**	3,450	7,187
Disposal group		**227**	258	527
Total continuing operations		**3,557**	3,708	7,714
Discontinued operations		**10**	108	149
	1	**3,567**	3,816	7,863
Operating profit before exceptional items and goodwill amortisation				
Existing operations		**280**	467	926
Acquisitions		**1**	–	–
Ongoing operations		**281**	467	926
Disposal group		**(6)**	1	(2)
Total continuing operations		**275**	468	924
Discontinued operations		**1**	6	10
	1	**276**	474	934
Operating exceptional items				
Restructuring costs	1	**(165)**	(110)	(292)
Operating profit before goodwill amortisation		**111**	364	642
Goodwill amortisation	1	**(61)**	(37)	(98)
Operating profit		**50**	327	544
Share of operating profits/(losses) of associated undertakings				
Ongoing operations		**1**	–	–
Disposal group		**–**	(3)	(5)
Continuing operations		**1**	(3)	(5)
Total operating profit				
Continuing operations*	2	**50**	318	529
Discontinued operations	2	**1**	6	10
		51	324	539
Corporate exceptional items				
Costs of closure within continuing operations		**(21)**	(10)	(24)
Loss on sale of fixed assets within continuing operations		**(9)**	(6)	(12)
Profit/(loss) on disposal/closure of discontinued operations		**16**	(95)	(126)
Profit on ordinary activities before interest and taxation	1	**37**	213	377
Net interest payable and similar charges		**(101)**	(102)	(227)
(Loss)/profit on ordinary activities before taxation		**(64)**	111	150
Tax on profit on ordinary activities	3	**–**	(68)	(74)
(Loss)/profit on ordinary activities after taxation		**(64)**	43	76
Minority interests – equity		**(2)**	(3)	(6)
(Loss)/profit for the period		**(66)**	40	70
Dividends	4	**(35)**	(87)	(268)
Retained loss for the period		**(101)**	(47)	(198)
(Loss)/earnings per share (basic and diluted)	5	**(1.9)p**	1.1p	2.0p
Earnings per share (continuing operations, before exceptional items and goodwill amortisation)	5	**3.5p**	7.1p	13.5p
Average exchange rates for the period				
US$ to £1		**1.43**	1.51	1.48
Euro to £1		**1.62**	1.64	1.64
Yen to £1		**175.38**	161.96	164.21

* including acquisitions in the six months ended 30 September 2001 with operating profit (before operating exceptional items and goodwill amortisation) of £1 million, restructuring costs of £nil and goodwill amortisation of £1 million (note 2).

The results for the period have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet (unaudited)

	Notes	30 September 2001 £m	30 September 2000 (restated) £m	31 March 2001 (restated) £m
Fixed assets				
Intangible assets		**1,587**	1,599	1,635
Tangible assets		**1,954**	2,086	2,103
Investments in associated undertakings		**16**	28	20
Other investments		**78**	38	47
		3,635	3,751	3,805
Current assets				
Stocks		**1,046**	1,159	1,213
Debtors: amounts falling due within one year		**1,829**	2,117	2,160
Debtors: amounts falling due after more than one year		**429**	451	414
Investments		**44**	53	48
Cash and short-term deposits		**363**	547	382
		3,711	4,327	4,217
Creditors: amounts falling due within one year				
Short-term borrowings		**(1,271)**	(2,682)	(2,032)
Other creditors		**(2,037)**	(2,400)	(2,542)
		(3,308)	(5,082)	(4,574)
Net current assets/(liabilities)		**403**	(755)	(357)
Total assets less current liabilities		**4,038**	2,996	3,448
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(2,375)**	(854)	(1,568)
Other creditors		**(143)**	(118)	(125)
		(2,518)	(972)	(1,693)
Provisions for liabilities and charges		**(733)**	(903)	(806)
	1	**787**	1,121	949
Capital and reserves				
Called up share capital		**875**	875	875
Share premium account		**15**	15	15
Capital redemption reserve		**83**	83	83
Merger reserve		**284**	280	202
Exchange variation reserve		**(537)**	(467)	(391)
Profit and loss account		**(197)**	61	(96)
Shareholders' funds – equity		**523**	847	688
Minority interests – including non-equity		**264**	274	261
		787	1,121	949
Net debt		**(3,283)**	(2,989)	(3,218)
Gearing				
Net assets		**417.2%**	266.6%	339.1%
Net assets with previously written off goodwill, added back		**67.1%**	57.2%	62.7%
Period end exchange rates				
US$ to £1		**1.47**	1.48	1.42
Euro to £1		**1.61**	1.68	1.61
Yen to £1		**175.09**	159.77	178.16

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Consolidated cash flow statement (unaudited)

	Notes	**Six months ended 30 September 2001 £m**	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities	6	**251**	83	323
Returns on investments and servicing of finance	6	**(94)**	(105)	(218)
Taxation	6	**4**	(68)	(135)
Capital expenditure and financial investment	6	**(108)**	(114)	(241)
Acquisitions and disposals	6	**11**	(267)	(293)
Equity dividends paid		**(182)**	(182)	(268)
Cash outflow before use of liquid resources and financing		**(118)**	(653)	(832)
Management of liquid resources	6	**5**	54	257
Financing				
Issue of ordinary shares	6	**–**	4	4
Increase in debt	6	**185**	676	605
Increase in cash in period		**72**	81	34

Reconciliation of net cash flow to movement in net debt (unaudited)

	Notes	**Six months ended 30 September 2001 £m**	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Increase in cash in period		**72**	81	34
Cash inflow from increase in debt		**(185)**	(676)	(605)
Cash inflow from decrease in liquid resources		**(5)**	(54)	(257)
Change in net debt resulting from cash flows	6	**(118)**	(649)	(828)
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	6	**–**	(66)	(62)
New finance leases	6	**(2)**	(3)	(2)
Exchange movements	6	**55**	(139)	(194)
Movement in net debt in period		**(65)**	(857)	(1,086)
Net debt at beginning of period	6	**(3,218)**	(2,132)	(2,132)
Net debt at end of period	6	**(3,283)**	(2,989)	(3,218)

Consolidated statement of total recognised gains and losses (unaudited)

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period	**(66)**	40	70
Currency translation differences on foreign currency net investments	**(66)**	20	5
Tax credit/(charge) on currency translation differences on foreign currency net investments	**–**	–	–
	(66)	20	5
Total recognised gains and losses for the period	**(132)**	60	75
Prior year adjustment – FRS19	**(137)**		
Prior year adjustment – change in software development capitalisation policy		(100)	(100)
Total recognised losses	**(269)**	(40)	(25)

Reconciliation of movements in consolidated shareholders' funds (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period		**(66)**	40	70
Dividends	4	**(35)**	(87)	(268)
		(101)	(47)	(198)
Currency translation differences on foreign currency net investments, net of tax		**(66)**	20	5
Share capital issued, including options		**–**	4	4
Goodwill written back on disposals		**2**	86	93
		(165)	63	(96)
Opening shareholders' funds		**825**	1,024	1,024
Prior year adjustment – FRS19	8	**(137)**	(140)	(140)
Prior year adjustment – change in software development capitalisation policy		**–**	(100)	(100)
Opening shareholders' funds (restated)		**688**	784	784
Closing shareholders' funds		**523**	847	688

Notes (unaudited)

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets

	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m	Profit before interest and tax 2001 £m	Profit before interest and tax 2000 £m	Profit before interest and tax Yr 2000/01 £m	Net operating assets 2001 £m	Net operating assets 2000 (restated) £m	Net operating assets Yr 2000/01 (restated) £m
Business division									
Software Systems	677	631	1,340	3	13	44	372	384	320
Automation Systems	810	825	1,683	108	119	250	744	798	827
Control Systems	1,134	1,134	2,337	139	209	384	994	1,047	1,079
Power Systems	709	860	1,827	31	126	248	703	701	758
Ongoing operations	3,330	3,450	7,187	281	467	926	2,813	2,930	2,984
Disposal group	227	258	527	(6)	1	(2)	207	241	238
Total continuing operations	3,557	3,708	7,714	275	468	924	3,020	3,171	3,222
Discontinued operations	10	108	149	1	6	10	–	37	4
	3,567	3,816	7,863	276	474	934	3,020	3,208	3,226
Operating exceptional items				(165)	(110)	(292)			
Goodwill amortisation				(61)	(37)	(98)			
Share of operating profits/(losses) of associated undertakings				1	(3)	(5)			
Corporate exceptional items				(14)	(111)	(162)			
Profit on ordinary activities before interest and taxation				37	213	377			
Geographical analysis by origin									
United Kingdom	281	294	605	25	36	82	234	240	263
Rest of Europe	750	747	1,561	67	72	160	388	324	342
North America	1,813	1,886	3,909	157	292	526	1,635	1,837	1,826
South America	84	94	216	6	11	31	93	112	122
Asia Pacific	378	405	860	26	55	125	449	405	421
Africa and Middle East	24	24	36	–	1	2	14	12	10
Ongoing operations	3,330	3,450	7,187	281	467	926	2,813	2,930	2,984
Disposal group	227	258	527	(6)	1	(2)	207	241	238
Discontinued operations	10	108	149	1	6	10	–	37	4
	3,567	3,816	7,863	276	474	934	3,020	3,208	3,226
Operating exceptional items				(165)	(110)	(292)			
Goodwill amortisation				(61)	(37)	(98)			
Share of operating profits/(losses) of associated undertakings				1	(3)	(5)			
Corporate exceptional items				(14)	(111)	(162)			
Profit on ordinary activities before interest and taxation				37	213	377			
Borrowings							(3,646)	(3,536)	(3,600)
Cash and short-term deposits							363	547	382
Deferred tax							(213)	(222)	(214)
Taxation							(289)	(388)	(298)
Dividends							(35)	(87)	(182)
Goodwill							1,587	1,599	1,635
Net assets per consolidated balance sheet							787	1,121	949

Geographical analysis of turnover by destination	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m
United Kingdom	301	273	552
Rest of Europe	722	771	1,634
North America	1,681	1,748	3,631
South America	137	122	279
Asia Pacific	423	470	964
Africa and Middle East	66	66	127
Ongoing operations	3,330	3,450	7,187
Disposal group	227	258	527
Discontinued operations	10	108	149
	3,567	3,816	7,863

The share of operating profit of associated undertakings in ongoing operations of £1 million (2000 £nil; 2000/01 £nil) arose primarily in the Automation Systems division and originated in Asia Pacific.

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets continued

Geographical analysis by origin of the Disposal group

	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m	**Profit before interest and tax 2001 £m**	Profit before interest and tax 2000 £m	Profit before interest and tax Yr 2000/01 £m	**Net operating assets 2001 £m**	Net operating assets 2000 £m	Net operating assets Yr 2000/01 £m
United Kingdom	**68**	78	156	**(6)**	(1)	(5)	**76**	92	101
Rest of Europe	**54**	59	122	**(3)**	(2)	(5)	**38**	36	27
North America	**37**	45	107	**(3)**	(1)	(2)	**30**	35	38
South America	**1**	1	3	–	–	–	**1**	1	1
Asia Pacific	**63**	71	131	**6**	5	10	**59**	73	68
Africa and Middle East	**4**	4	8	–	–	–	**3**	4	3
	227	258	527	**(6)**	1	(2)	**207**	241	238

The analysis of turnover by destination for the Disposal group is not materially different from the analysis of turnover by origin shown above.

Geographical analysis by origin of discontinued operations

	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m	**Profit before interest and tax 2001 £m**	Profit before interest and tax 2000 £m	Profit before interest and tax Yr 2000/01 £m	**Net operating assets 2001 £m**	Net operating assets 2000 £m	Net operating assets Yr 2000/01 £m
United Kingdom	**1**	11	13	–	–	–	–	5	–
Rest of Europe	–	23	41	–	4	6	–	24	–
North America	**9**	30	50	**1**	3	4	–	10	4
South America	–	17	14	–	(2)	(1)	–	–	–
Asia Pacific	–	21	25	–	–	–	–	(2)	–
Africa and Middle East	–	6	6	–	1	1	–	–	–
	10	108	149	**1**	6	10	–	37	4

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill by business division

	Operating exceptional items 2001 £m	Operating exceptional items 2000 £m	Operating exceptional items Yr 2000/01 £m	**Goodwill amortisation 2001 £m**	Goodwill amortisation 2000 £m	Goodwill amortisation Yr 2000/01 £m	**Net book value of goodwill 2001 £m**	Net book value of goodwill 2000 £m	Net book value of goodwill Yr 2000/01 £m
Software Systems	**64**	58	165	**41**	19	59	**895**	933	923
Automation Systems	**40**	9	26	**7**	8	17	**247**	265	267
Control Systems	**28**	18	47	**4**	2	5	**131**	78	118
Power Systems	**27**	25	37	**9**	8	17	**314**	323	327
Ongoing operations	**159**	110	275	**61**	37	98	**1,587**	1,599	1,635
Disposal group	**6**	–	17	–	–	–	–	–	–
Total continuing operations	**165**	110	292	**61**	37	98	**1,587**	1,599	1,635

Geographical analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2001 £m	Operating exceptional items 2000 £m	Operating exceptional items Yr 2000/01 £m	**Goodwill amortisation 2001 £m**	Goodwill amortisation 2000 £m	Goodwill amortisation Yr 2000/01 £m	**Net book value of goodwill 2001 £m**	Net book value of goodwill 2000 £m	Net book value of goodwill Yr 2000/01 £m
United Kingdom	**10**	9	25	**12**	10	22	**355**	347	376
Rest of Europe	**25**	40	90	**13**	5	17	**295**	303	307
North America	**106**	51	132	**28**	17	46	**695**	709	708
South America	–	3	6	**1**	–	2	**38**	25	36
Asia Pacific	**18**	7	22	**7**	5	11	**204**	215	208
Africa and Middle East	–	–	–	–	–	–	–	–	–
Ongoing operations	**159**	110	275	**61**	37	98	**1,587**	1,599	1,635
Disposal group	**6**	–	17	–	–	–	–	–	–
Total continuing operations	**165**	110	292	**61**	37	98	**1,587**	1,599	1,635

Notes (unaudited)

2 Total operating profit

Continuing operations

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Turnover	**3,557**	3,708	7,714
Cost of sales	**(2,597)**	(2,611)	(5,466)
Gross profit	**960**	1,097	2,248
Distribution costs	**(48)**	(51)	(107)
Administrative costs including marketing costs	**(637)**	(578)	(1,217)
Operating profit before operating exceptional items and goodwill amortisation	**275**	468	924
Restructuring costs	**(165)**	(110)	(292)
Goodwill amortisation	**(61)**	(37)	(98)
Share of operating profits/(losses) of associated undertakings	**1**	(3)	(5)
Total operating profit	**50**	318	529

Acquisitions in the six months ended 30 September 2001 are included within continuing operations and comprise turnover of £10 million, cost of sales of £7 million, gross profit of £3 million, administrative costs including marketing costs of £2 million, restructuring costs of £nil and goodwill amortisation of £1 million.

Discontinued operations

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Turnover	**10**	108	149
Cost of sales	**(6)**	(90)	(113)
Gross profit	**4**	18	36
Distribution costs	**–**	(1)	(1)
Administrative costs including marketing costs	**(3)**	(11)	(25)
Total operating profit	**1**	6	10

Restructuring costs and goodwill amortisation within continuing and discontinued operations are classified as administrative costs which therefore total £866 million (2000 £736 million; 2000/01 £1,632 million).

3 Taxation

The taxation charge on profit before corporate exceptional items and goodwill amortisation for the six months ended 30 September 2001 is 29.0% (2000 30.9%; 2000/01 31.0%).

The taxation credit on corporate exceptional items for the six months ended 30 September 2001 is £3 million.

4 Dividends

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Interim	**35**	87	87
Final	**–**	–	182
	35	87	269
Reversal of accrual for prior years' dividends	**–**	–	(1)
	35	87	268

5 Earnings per share

	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001 (restated)
(Loss)/earnings per share			
Basic	**(1.9)p**	1.1p	2.0p
Continuing operations*	**3.5p**	7.1p	13.5p
Diluted	**(1.9)p**	1.1p	2.0p
Average number of shares (millions)			
Basic	**3,500**	3,499	3,499
Earnings (£ millions)			
Basic	**(66)**	40	70
Continuing operations*			
Continuing operations operating profit*	**275**	468	924
Continuing share of associated undertakings profit/(loss)	**1**	(3)	(5)
Net interest payable	**(101)**	(102)	(227)
	175	363	692
Tax at 29.0% (2000 30.9%; 2000/01 31.0%)	**(51)**	(112)	(215)
Minority interest – continuing operations	**(2)**	(3)	(6)
	122	248	471

* Before exceptional items and goodwill amortisation.

The basic earnings per share has been calculated using 3,500 million shares (2000 3,499 million; 2000/01 3,499 million), being the weighted average number of shares in issue during the period, and the loss after taxation and minority interests of £66 million (2000 profit of £40 million; 2000/01 profit of £70 million).

Earnings per share is also calculated by reference to earnings on continuing operations, before exceptional items and goodwill amortisation, since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with FRS14 without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Notes (unaudited)

6 Cash flow statement

Reconciliation of operating profit before interest and tax to net cash inflow from operating activities

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Total operating profit	**51**	324	539
Depreciation charges and amortisation of goodwill	**199**	166	363
(Profit)/loss in associated undertakings	**(1)**	3	5
Costs of closure within continuing operations	**(21)**	(10)	(24)
Decrease/(increase) in stocks	**137**	(98)	(154)
Decrease/(increase) in debtors	**211**	(112)	(120)
Decrease in creditors and provisions	**(325)**	(190)	(286)
Net cash inflow from operating activities	**251**	83	323

Analysis of cash flows for headings netted in the cash flow statement

Returns on investments and servicing of finance			
Interest received	**16**	15	24
Interest paid	**(109)**	(116)	(233)
Interest element of finance lease rental payments	**–**	(1)	(1)
Dividends paid to minority interests	**(1)**	(3)	(8)
Net cash outflow for returns on investments and servicing of finance	**(94)**	(105)	(218)
Taxation			
UK corporation tax received/(paid)	**27**	2	(12)
Overseas tax paid	**(23)**	(70)	(123)
Net cash inflow/(outflow) for tax received/(paid)	**4**	(68)	(135)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(106)**	(126)	(257)
Sale of tangible fixed assets	**29**	12	21
Purchase of trade investments	**(32)**	–	(10)
Sale of trade investments	**1**	–	5
Net cash outflow for capital expenditure and financial investment	**(108)**	(114)	(241)
Acquisitions and disposals			
Purchase of subsidiary undertakings	**(27)**	(460)	(514)
Net cash acquired with subsidiary undertakings	**–**	39	41
Sale of subsidiary undertakings	**38**	159	189
Net overdrafts disposed of on sale of subsidiary undertakings	**–**	14	5
Sale of associated undertakings	**–**	–	5
Purchase of minority interests	**–**	(19)	(19)
Net cash inflow/(outflow) for acquisitions and disposals	**11**	(267)	(293)
Management of liquid resources			
Short-term deposits withdrawn	**5**	54	257
Net cash inflow from management of liquid resources	**5**	54	257

6 Cash flow statement continued

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Financing			
Issue of ordinary share capital	–	4	4
Debt due within one year			
Increase in short-term borrowings	**3,989**	1,870	3,057
Repayment of short-term borrowings	**(5,243)**	(1,238)	(3,169)
Debt due beyond one year			
Increase in other borrowings	**1,442**	73	782
Repayment of borrowings	–	(26)	(61)
Capital element of finance lease rental repayments	**(3)**	(3)	(4)
	185	676	605
Net cash inflow from financing	**185**	680	609

Analysis of changes to net debt

	At 1 April 2001 £m	Cashflow £m	Acquisition/ disposals (excl cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 30 September 2001 £m
Cash at bank and in hand	280	(9)	–	–	(4)	**267**
Overdrafts	(107)	81	–	–	–	**(26)**
		72				
Debt due within one year	(1,918)	1,254	–	(595)	21	**(1,238)**
Debt due after one year	(1,559)	(1,442)	–	595	39	**(2,367)**
Finance leases	(16)	3	–	(2)	–	**(15)**
		(185)				
Short-term deposits	102	(5)	–	–	(1)	**96**
Total	(3,218)	(118)	–	(2)	55	**(3,283)**

Cash at bank and in hand	280	**267**
Short-term deposits	102	**96**
Cash and short-term deposits	382	**363**

At 30 September 2001 debt due within one year includes certain issues of commercial paper of which £374 million (2000 £2,128 million; 2000/01 £1,437 million) are backed by undrawn committed medium-term bank facilities.

Notes (unaudited)

7 Share capital
The number of shares in issue as at 30 September 2001 was 3,500 million.

8 Adoption of FRS19
In December 2000 the Accounting Standards Board issued Financial Reporting standard No 19: Deferred Tax (FRS19). Under FRS19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Previously the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for as at 31 March 2001, and which is now required to be provided for under FRS19, has been provided for and shown as a prior year adjustment. The impact on the profit and loss account for the six months to 30 September 2001 is £nil. (The impact on the profit and loss account for the six months to 30 September 2000 is to decrease profit after taxation by £3 million, and for the year to 31 March 2001 to decrease profit after taxation by £8 million, as a result of the increase in the deferred tax charge.) Shareholders' funds at 30 September 2000 have been reduced by £158 million and at 31 March 2001 by £137 million.

Also, as permitted by FRS19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

9 Financial statements
This interim report was approved by a duly appointed and authorised committee of the board of directors on 14 November 2001.

The financial information for the six months ended 30 September 2001 has been prepared on the same basis of accounting as for the year ended 31 March 2001 except for the change in accounting policy for deferred tax as explained in note 8. The financial information is unaudited.
The comparative information for the year ended 31 March 2001 does not constitute the company's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2001 have been delivered to the Registrar of Companies. The auditors, Ernst & Young, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Independent review report to Invensys plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2001 as set out on pages 6 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

Ernst & Young LLP
London
15 November 2001

Shareholder information

Registered office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
Registered in England and Wales No 166023
Visit our website at www.invensys.com

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under symbol IVNSY. For enquiries, The Bank of New York can be contacted by telephone on: +1 610 312 5315 or 1-888-BNY-ADRS (toll-free for US residents only) or by e-mail at shareowner-svcs@bankofny.com. Further information is also available at www.adrbny.com.

Registrars
The Company's registrar is:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980

For all shareholder enquiries and changes of name and address please contact Lloyds TSB Registrars direct.

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Dividend reinvestment plan
A dividend reinvestment plan ('DRIP') is available under which shareholders can elect to invest their cash dividend in additional ordinary shares in the Company. To participate in the DRIP shareholders should contact Lloyds TSB Registrars for the relevant application form and the terms and conditions of the plan.

Capital gains tax
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 35.15016p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to capitalisation issues, the merger of BTR and Siebe and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Financial calendar	2001
Ex-dividend date for 2001/02 interim dividend	5 December
Record date for 2001/02 interim dividend	7 December
	2002
Payment date for 2001/02 interim dividend	5 March
2001/02 financial year end	31 March
Results for 2001/02 announced	May

Final dates and any changes will be announced and notified as appropriate.

Forward-looking statements
This report includes 'forward-looking' statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL
PROCESSING
RECEIVED
JAN 1 6 2002
WASH. D.C.
354
SECTION

U.S. POST OFFICE DELAYED

1) Name of company
Invensys plc

2) Name of shareholder having a major interest
Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notice is given by Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. These holdings form part of funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	**- 156,098,986**
Royal Trust Corp of Canada	**- 15,452,348**
Bank of New York (BONY)	**- 1,626,900**
Bank of New York Europe Ltd	**- 85,279**
HSBC Bank	**- 875,129**
Merrill Lynch	**- 5,563,396**
Northern Trust Co.	**- 3,096,807**
Bankers Trust Company	**- 1,326,560**
Clydesdale Bank plc	**- 13,183,651**
Citibank	**- 646,132**
State Street Bank & Trust Co.	**- 7,017,875**
Deutsche Bank	**- 412,176**
Cede & Company (ADR's)	**- 215,980**

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
Ordinary shares of 25p each

10) Date of transaction
16 November 2001

11) Date company informed
16 November 2001

12) Total holding following this notification
205,601,219

13) Total percentage holding of issued class following this notification
5.8747%

14) Any additional information

15) Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: **19 November 2001**

announcement


SEC MAIL PROCESSING
JAN 1 6 2002
354
WASH. D.C.
SECTION

invensys

15 November 2001

Invensys interim results for six months ended 30 September 2001

Key Features

- Ongoing sales down 3% (down 9% organically) at £3,330m
- Ongoing operating profit of £281m in line with guidance
- Debt at £3,283m; interest cover for rolling 12 months of 3.3x
- Free cash flow improves to £68m inflow from £(194)m outflow
- Dividend of 1.0p (H1 2000: 2.5p)
- Outlook for H2 assumes no improvement in trading: focus on performance improvement to mitigate downside
- Leadership team strengthened
- Immediate actions to focus on customers and operational improvements
- Completion of strategy review on schedule for fiscal Q4

Chief Executive Rick Haythornthwaite commented:

" Our early findings from the strategy review confirm a good core of assets on which to build - in our brands, product portfolio, people and customer relations. The problems which the Group must overcome stem as much from its sheer complexity and failure to address operational basics as from the need for an effective strategy.

"While these problems are not trivial, they can be solved. To do so will take strong leadership and a disciplined approach, but the resulting improvement in execution is as necessary for delivery of our long-term future as it is for short-term performance."

Financial Summary

	H1 2001	H1 2000
Sales		
– Ongoing operations	£3,330m	£3,450m
– Total Group	£3,567m	£3,816m
Operating profit*		
- Ongoing operations	£281m	£467m
- Total Group	£276m	£474m
Total exceptionals & goodwill amortisation	£(240)m	£(258)m
Interest	£(101)m	£(102)m
EPS		
– Basic	(1.9)p	1.1p
– Continuing	3.5p	7.1p

**Before operating and corporate exceptional items, goodwill amortisation and share of associated company profits/losses*

Ongoing sales were £3,330m, down 9% organically over the first half of last year. The most significant decline was in Power Systems, down 19% due to the sharp reduction of investment in telecommunications and IT infrastructure. Automation Systems was down 4% as industrial demand slowed, particularly in the US. Control Systems showed a 5% decline driven by falls in consumer and heavy automotive markets. Software Systems' decline of 7% reflected the general reduction in capital spending and the lack of recovery in its prime process sectors.

Operating profits of £281m for ongoing operations were in line with guidance given on 24 July and reaffirmed on 20 September and 8 October. This equates to an organic decrease of 40%, exacerbated by reduced sales in many of our highest-margin businesses. Margins fell in all four divisions, with Power Systems the worst affected. The speed and size of volume decline in the latter's main markets, combined with competitive pricing pressure, caused its operating profit to fall by £95m or 75%. Profits at Control Systems were £70m lower, due to the pronounced drop in volumes of high-margin products. The performance of Software Systems, which failed to meet our expectations, was the result of lack of effective project management and cost control, coupled with a decreased percentage of higher value-added sales of systems and solutions. Automation Systems was most successful in limiting margin erosion, through action on cost reduction and pricing improvement and backed by strong profit performances in its Flow Control and Rail businesses.

During the period the Group continued to work to drive costs down in line with demand, resulting in the removal of 6,300 jobs in ongoing operations.

Operational Review

Software Systems

Sales £677m (H1 2000: £631m), operating profit £3m (H1 2000: £13m)

The division had a disappointing first half, despite the inclusion of six months' trading from Baan in comparison with two months for the same period last year. A global decline in capital spending across discrete and process manufacturing, as well as high technology sectors, resulted in weak demand for industrial automation, controls and enterprise software. The process sector has produced few greenfield refinery projects and low hardware sales. Nonetheless, significant recent contract wins include Pemex (£22m) and Dalton Utilities (£5m).

Food and beverage remained depressed by consolidation in the sector and lower capital spending.

Profit for the division was hit by lower sales of high-margin systems and solutions and by operational issues, primarily at its APV business.

In September the division announced the launch of ArchestrA, its new software framework that will give process, batch, discrete and hybrid manufacturing customers improved systems management. A Wonderware/Baan real-time system linking factory floor to ERP has been developed for shipment in Q2 2002. In October, the division also announced a strategic alliance with IBM for joint sales and marketing initiatives and product development.

In October, Leo Quinn was appointed Division Chief Executive, having joined the Group from Tridium. His experience in the software industry includes 17 years at Honeywell. Under his leadership, the division will focus on improving operational execution, project management and solutions-based selling. Further restructuring and cost reduction is underway to realign the cost base to current revenue levels and working capital management will continue to be a priority.

Automation Systems

Sales £810m (H1 2000: £825m), operating profit £108m (H1 2000: £119m)

Sales in the division were down organically by 4% on the prior year, caused by the global industrial downturn which was especially pronounced in the US. Whilst cost reductions included a 4% reduction in headcount, the continued pressure on margins resulted in an operating profit decrease of 9%.

The performance of the individual businesses was mixed. Rexnord benefited from favourable markets in oil exploration, mining and aerospace, while activity in construction, chemical processing, heavy-duty trucks and forest products all experienced a slowdown. Destocking by industrial distributors also affected sales at Rexnord Bearings. Continuing growth in the renewable energy sector led to significant expansion for Rexnord Hansen, a world leader in gear manufacturing for the wind turbine industry.

Elsewhere, Flow Control drove up sales by 9% and orders by 13%. Rail Systems maintained sales and grew profits by offsetting delays from UK railways and the London Underground with an increase in engineering projects.

Management action to mitigate the effect of the economic slowdown has focused on cost reductions and implementation of strategic pricing initiatives. Inventories have been reduced by 11% in the period. The division continues to focus on development of products targeted at growth markets such as rail, food processing and confectionery and on business opportunities with a high service and systems content.

Control Systems

Sales £1,134m (H1 2000: £1,134m), operating profit £139m (H1 2000: £209m)

The division's sales were down 5% organically with a continuing slowdown in its markets, particularly the US. Appliance Controls experienced tough trading with a further fall in demand for white goods, while Sensors and Motor Systems were impacted by the drop-off in heavy truck/off-road vehicle production.

On the other hand, there was growth in non-component activities. Sales and profits at the recently-created Energy Solutions business improved, driven by utilities' continued outsourcing of metering and data collection/management services provided by IMServ. The requirement by customers to reduce or optimise energy costs is also fuelling growth in remote monitoring and diagnostics. Building Systems made inroads in Asia and improved its operational performance in Europe.

However, the sharp volume declines and pricing pressures in the division's high-margin products led to further erosion in profitability. In response, management heightened focus on improving input costs and output pricing, as well as reducing headcount by a further 7%.

In addition to the cost reduction programme, the division continues to target improvement in working capital management and lean manufacturing. Cash generation was doubled over the same period last year, driven by an 18% reduction in inventories.

Power Systems

Sales £709m (H1 2000: £860m), operating profit £31m (H1 2000: £126m)

The unprecedented slowdown in the deployment of infrastructure by telecom and internet service providers gave the division a tough first half, with orders down 40% as a number of major telecoms companies cancelled or postponed equipment orders.

Although market conditions were harsh, the division maintained its rollout of new products for strategic market segments, including new ranges of medium-sized uninterruptible power supplies and DC-DC converters. An exclusive distribution agreement was signed with Active Power for its second-generation battery-less storage system, which is consistent with the divisional objective of becoming more focused on systems.

Despite the inevitable pressure on pricing and margins brought on by market conditions and surplus capacity, the division remained profitable thanks to stringent cost reduction, including an 18% decrease in headcount in the period. Improving control of working capital resulted in a positive cash flow. Continued introduction of new products and the long-term need for clean, reliable power leave the division with competitive strength for recovery in its key markets.

Other Matters

Currency Effects in the Period

Overseas sales and profits are translated into sterling at average rates for the period. The strengthening of the US dollar and the euro against the equivalent period last year produced a favourable translation effect, but this was offset in part by the weakening of the Japanese yen. The net year-on-year beneficial impact arising from the translation of operating profit in ongoing operations was £13 million.

The translation benefit in reported performance was offset by the transactional effects of exporting from a strong US dollar and sterling base into countries with weaker currencies, particularly the euro, and also competing against imports from these countries into our UK and US markets.

Other Financial Items

Restructuring charges of £165m within operating exceptional items relate to ongoing restructuring programmes and reflect accelerated headcount reductions during the first half, but are in line with overall targets for the year. Restructuring includes a provision of £20m for committed second half utilisation.

Corporate exceptional items include £21m of closure costs and £16m profit on disposals, after £2m goodwill written back. Goodwill amortisation of £61m (H1 2000: £37m) was increased by the effect of a full six months' charge for the Baan acquisition, against two months for the same period last year.

Free cash flow after restructuring but before dividends improved to £68m, or 2% of sales, from an outflow of £194m in the first half of last year, as a detailed programme to reduce working capital levels on a site-by-site basis began to take effect.

The interest charge for the period of £101m (H1 2000: £102m) reflected the increased level of net debt, offset by falling interest rates. At any given time, 80-85% of the Group's debt is at variable interest rates, enabling it to benefit rapidly from reductions in rates. Interest cover before exceptional items and goodwill amortisation was 3.3x on a rolling twelve months to 30 September 2001, thereby exceeding the requirements of the Group's banking covenants. Gearing was 67% (H1 2000: 57%) including goodwill both capitalised and written off. Assuming interest rates remain unchanged, we estimate the interest charge for the second half will be around £70m.

The tax charge for the period was £nil (H1 2000: £68m), net of a £3m credit on corporate exceptional items. The underlying tax rate for continuing operations was 29.0% (H1 2000: 30.9%).

The Group has adopted Financial Reporting Standard No. 19: Deferred Tax (FRS19) for the first half with no impact on current period profit after tax. As required by the Standard, prior year results have been restated, resulting in an impact on profit after tax for H1 2000 of a decrease of £3m and for the year to 31 March 2001, a decrease of £8m. Shareholders' funds at 30 September 2000 have been reduced by £158m and at 31 March 2001 by £137m.

Impact of FRS17

Under the transitional requirements of Financial Reporting Standard No. 17: Retirement Benefits (FRS17), we will disclose our net pension assets as at 31 March 2002 in the year-end accounts based on financial conditions at that time. In respect of the UK, our largest pension arrangement, we believe the Invensys Pension Scheme remains in surplus. As less than 50% of this scheme is invested in equities – and has been for some time – we believe it would require a sustained significant fall in equity values for this to impact the Group's balance sheet negatively when FRS17 is fully implemented in the year ending March 2004.

Dividend

In light of the Group's current need to conserve cash and reduce its level of indebtedness, the Board has taken the decision to reduce the interim dividend to 1.0p per ordinary share (H1 2000: 2.5p). Future dividend policy will be determined upon completion of the strategy review later this year and in the context of performance in the second half.

The interim dividend will be payable on 5 March 2002 to shareholders on the register at close of business on 7 December 2001.

Strategy Review

Objectives

In August, new Chief Executive Rick Haythornthwaite launched a detailed strategy review of the Group.

Our key objectives for the review are to achieve a clear understanding of the current state and performance needs of Invensys and to develop a shared commitment to our future strategy among all managers and employees.

To provide us with the right framework for our future investment decisions, the strategy must encompass operating excellence, leadership in significant markets and material opportunity for profitable growth. It must be built on the strengths of our existing assets and capabilities, offer customers a clear proposition with defensible competitive advantage, and leverage the benefits of our structure as a Group.

The review is designed to challenge all aspects of the current business, with a view to creating a new direction for the Group from a starting point of our customers' expectations of value and service.

Early findings

Two months of intensive data collection from the business units have been followed by detailed interviews with the Group's top 75 customers and a comprehensive market survey of 2,000 companies in the US and Europe. Early findings from this analysis phase include:

- A broad base of loyal customers and strong brands
- Most businesses sound but currently under-performing
- Execution weakness in project management
- Essential skills gap in solution-based sales and marketing
- Lack of defined purpose for growth businesses versus cash-generating businesses
- Excessive restructuring with resulting dilution of customer focus
- Overly complex structure; little exploitation of Group opportunities in selling or purchasing
- No remaining accounting issues; limited expected write-downs*
- No requirement to restate profits: prior utilisation of provisions appropriate; but failure to tackle underlying issues
- Present rates of growth and profitability are wholly inadequate
- Strong employee commitment but need for clarity and direction

In summary, the Group's failure to match peer performance seem largely due to a lack of focus on customers and operational basics and the need for a revised strategy.

**Our review of the strategic development of our businesses may impact our view of the future value of certain assets in some areas of our business, including fixed assets, contract valuations and inventory. At this early stage, we believe that addressing these issues would result in an exceptional charge of less than 5% of our operating assets (before debt and tax).*

Subject to completion of the strategy review, the Board believes that there is no current impairment to the balance sheet carrying values.

Next steps

Having completed our analysis, the Executive has agreed a number of market opportunities that warrant further investigation and has appointed Groupwide teams to subject these over the next two months to rigorous testing, including financial and market modelling. This will enable a final selection and strategic formulation to take place in our fourth quarter, for communication to all our employees, investors and business partners prior to our year-end.

At this early stage, what is already obvious is that any successful strategy will require a radically changed shape and approach for the Group, since the current structure has proved incompatible with effective customer service and creation of shareholder value.

Current priorities

Both the short- and long-term future of the Group dictate several clear requirements for immediate action.

We must drive cash generation hard, through continued implementation of our localised cash action teams on a site-by-site basis, and through selective disposals of non-strategic assets. We currently have several businesses mandated for sale. We will drive growth by limiting restructuring activity in order to allow renewed outward focus on our customers and their needs. Our growth businesses will receive targeted investment and we are taking urgent action to increase our capabilities in solution-based selling.

We will inject more discipline into our pricing policies with structured rollout of our agreed action plans. Loss-making businesses as well as production and project "blackspots" have been identified and are being systematically addressed.

We are beginning at once to drive for Group benefits in cross-selling to our existing customer base to increase our share of their overall investment spend. We have appointed a Senior Vice President of Supply Chain Management to lead improvements in Group purchasing. We have redefined the scope of our IT programme, Project Unity, to ensure that execution of our future strategy is supported by common systems and will begin implementation early in our next fiscal year.

Finally, we will continue to drive up the quality of our management, the creation of a leadership culture that embraces accountability and delivery, and a passion for success among all our people.

Outlook

In the current fragile economic environment, trading in the second half is more likely to decline than improve on the first half. However, barring extreme events, our strong focus on performance improvement should mitigate any further downside risk and enable the Group to exceed the requirement of its banking covenant at year-end.

- end -

Contact:

Invensys plc

Victoria Scarth +44 (0) 20 7821 3712

Duncan Bonfield

Brunswick

Simon Holberton +44 (0) 20 7404 5959

Ben Brewerton

A presentation and webcast of the Group's preliminary results will take place at 10.00 am today at Vinopolis, No1 Bank End, SE1.

All details of the announcement, presentation and webcast are available on www.invensys.com, *together with a video interview with Chief Executive, Rick Haythornthwaite.*

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Notes

Invensys plc is one of the global leaders in automation and controls. Headquartered in London, England, Invensys operates in all regions of the world through four divisions – Software Systems, Automation Systems, Control Systems and Power Systems. With over 75,000 employees, the Group supplies products and services ranging from advanced control systems, remote diagnostics and energy management for process plants, factories and commercial environments to electronic devices and networks for residential buildings, as well as complete power systems for the industrial, telecommunications and information technology sectors.

Invensys plc
For the six months ended 30 September 2001
Consolidated Profit and Loss Account (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Turnover				
Existing operations		3,320	3,450	7,187
Acquisitions		10	–	–
Ongoing operations		3,330	3,450	7,187
Disposal group		227	258	527
Total continuing operations		3,557	3,708	7,714
Discontinued operations		10	108	149
	1	3,567	3,816	7,863
Operating profit before exceptional items and goodwill amortisation				
Existing operations		280	467	926
Acquisitions		1	–	–
Ongoing operations		281	467	926
Disposal group		(6)	1	(2)
Total continuing operations		275	468	924
Discontinued operations		1	6	10
	1	276	474	934
Operating exceptional items				
Restructuring costs	1	(165)	(110)	(292)
Operating profit before goodwill amortisation		111	364	642
Goodwill amortisation	1	(61)	(37)	(98)
Operating profit		50	327	544
Share of operating profits/(losses) of associated undertakings				
Ongoing operations		1	–	–
Disposal group		–	(3)	(5)
Continuing operations		1	(3)	(5)
Total operating profit				
Continuing operations*	2	50	318	529
Discontinued operations	2	1	6	10
		51	324	539
Corporate exceptional items				
Costs of closure within continuing operations		(21)	(10)	(24)
Loss on sale of fixed assets within continuing operations		(9)	(6)	(12)
Profit/(loss) on disposal/closure of discontinued operations		16	(95)	(126)
Profit on ordinary activities before interest and taxation	1	37	213	377
Net interest payable and similar charges		(101)	(102)	(227)
(Loss)/profit on ordinary activities before taxation		(64)	111	150
Tax on profit on ordinary activities	3	–	(68)	(74)
(Loss)/profit on ordinary activities after taxation		(64)	43	76
Minority interests - equity		(2)	(3)	(6)
(Loss)/profit for the period		(66)	40	70
Dividends	4	(35)	(87)	(268)
Retained loss for the period		(101)	(47)	(198)
(Loss)/earnings per share (basic and diluted)	5	(1.9) p	1.1 p	2.0 p
Earnings per share (continuing operations, before exceptional items and goodwill amortisation)	5	3.5 p	7.1 p	13.5 p

Average exchange rates for the period			
US$ to £1	1.43	1.51	1.48
Euro to £1	1.62	1.64	1.64
Yen to £1	175.38	161.96	164.21

* including acquisitions in the six months ended 30 September 2001 with operating profit (before operating exceptional items and goodwill amortisation) of £1 million, restructuring costs of £nil and goodwill amortisation of £1 million (note 2).

The results for the period have been translated into sterling at the appropriate average exchange rates.

Invensys plc
At 30 September 2001
Consolidated Balance Sheet (unaudited)

	Notes	30 September 2001 £m	30 September 2000 (restated) £m	31 March 2001 (restated) £m
Fixed assets				
Intangible assets		1,587	1,599	1,635
Tangible assets		1,954	2,086	2,103
Investments in associated undertakings		16	28	20
Other investments		78	38	47
		3,635	3,751	3,805
Current assets				
Stocks		1,046	1,159	1,213
Debtors: amounts falling due within one year		1,829	2,117	2,160
Debtors: amounts falling due after more than one year		429	451	414
Investments		44	53	48
Cash and short-term deposits		363	547	382
		3,711	4,327	4,217
Creditors: amounts falling due within one year				
Short-term borrowings		(1,271)	(2,682)	(2,032)
Other creditors		(2,037)	(2,400)	(2,542)
		(3,308)	(5,082)	(4,574)
Net current assets/(liabilities)		403	(755)	(357)
Total assets less current liabilities		4,038	2,996	3,448
Creditors: amounts falling due after more than one year				
Long-term borrowings		(2,375)	(854)	(1,568)
Other creditors		(143)	(118)	(125)
		(2,518)	(972)	(1,693)
Provisions for liabilities and charges		(733)	(903)	(806)
	1	787	1,121	949
Capital and reserves				
Called up share capital		875	875	875
Share premium account		15	15	15
Capital redemption reserve		83	83	83
Merger reserve		284	280	202
Exchange variation reserve		(537)	(467)	(391)
Profit and loss account		(197)	61	(96)
Shareholders' funds – equity		523	847	688
Minority interests - including non-equity		264	274	261
		787	1,121	949
Net debt		(3,283)	(2,989)	(3,218)
Gearing				
Net assets		417.2%	266.6%	339.1%
Net assets with previously written off goodwill, added back		67.1%	57.2%	62.7%
Period end exchange rates				
US$ to £1		1.47	1.48	1.42
Euro to £1		1.61	1.68	1.61
Yen to £1		175.09	159.77	178.16

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Invensys plc
For the six months ended 30 September 2001
Consolidated Cash Flow Statement (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities	6	251	83	323
Returns on investments and servicing of finance	6	(94)	(105)	(218)
Taxation	6	4	(68)	(135)
Capital expenditure and financial investment	6	(108)	(114)	(241)
Acquisitions and disposals	6	11	(267)	(293)
Equity dividends paid		(182)	(182)	(268)
Cash outflow before use of liquid resources and financing		(118)	(653)	(832)
Management of liquid resources	6	5	54	257
Financing				
Issue of ordinary shares	6	–	4	4
Increase in debt	6	185	676	605
Increase in cash in period		72	81	34

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Increase in cash in period		72	81	34
Cash inflow from increase in debt		(185)	(676)	(605)
Cash inflow from decrease in liquid resources		(5)	(54)	(257)
Change in net debt resulting from cash flows	6	(118)	(649)	(828)
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	6	–	(66)	(62)
New finance leases	6	(2)	(3)	(2)
Exchange movements		55	(139)	(194)
Movement in net debt in period		(65)	(857)	(1,086)
Net debt at beginning of period	6	(3,218)	(2,132)	(2,132)
Net debt at end of period	6	(3,283)	(2,989)	(3,218)

Invensys plc
For the six months ended 30 September 2001
Consolidated Statement of Total Recognised Gains and Losses (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period		(66)	40	70
Currency translation differences on foreign currency net investments		(66)	20	5
Tax credit/(charge) on currency translation differences on foreign currency net investments		–	–	–
		(66)	20	5
Total recognised gains and losses for the period		(132)	60	75
Prior year adjustment - FRS 19		(137)		
Total recognised losses		(269)		
Prior year adjustment - change in software development capitalisation policy			(100)	(100)
Total recognised losses			(40)	(25)

Reconciliation of Movements in Consolidated Shareholders' Funds (unaudited)

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period		(66)	40	70
Dividends	4	(35)	(87)	(268)
		(101)	(47)	(198)
Currency translation differences on foreign currency net investments, net of tax		(66)	20	5
Share capital issued, including options		–	4	4
Goodwill written back on disposals		2	86	93
		(165)	63	(96)
Opening shareholders' funds		825	1,024	1,024
Prior year adjustment - FRS 19		(137)	(140)	(140)
Prior year adjustment - change in software development capitalisation policy		–	(100)	(100)
Opening shareholders' funds (restated)		688	784	784
Closing shareholders' funds		523	847	688

Invensys plc
For the six months ended 30 September 2001
Notes (unaudited)

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets

	Turnover 2001	Turnover 2000	Turnover Yr 2000/01	Profit before interest and tax 2001	Profit before interest and tax 2000	Profit before interest and tax Yr 2000/01	Net operating assets 2001	Net operating assets 2000 (restated)	Net operating assets Yr 2000/01 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Software Systems	677	631	1,340	3	13	44	372	384	320
Automation Systems	810	825	1,683	108	119	250	744	798	827
Control Systems	1,134	1,134	2,337	139	209	384	994	1,047	1,079
Power Systems	709	860	1,827	31	126	248	703	701	758
Ongoing operations	3,330	3,450	7,187	281	467	926	2,813	2,930	2,984
Disposal group	227	258	527	(6)	1	(2)	207	241	238
Total continuing operations	3,557	3,708	7,714	275	468	924	3,020	3,171	3,222
Discontinued operations	10	108	149	1	6	10	–	37	4
	3,567	3,816	7,863	276	474	934	3,020	3,208	3,226
Operating exceptional items				(165)	(110)	(292)			
Goodwill amortisation				(61)	(37)	(98)			
Share of operating profits/(losses) of associated undertakings				1	(3)	(5)			
Corporate exceptional items				(14)	(111)	(162)			
Profit on ordinary activities before interest and taxation				37	213	377			
Geographical analysis by origin									
United Kingdom	281	294	605	25	36	82	234	240	263
Rest of Europe	750	747	1,561	67	72	160	388	324	342
North America	1,813	1,886	3,909	157	292	526	1,635	1,837	1,826
South America	84	94	216	6	11	31	93	112	122
Asia Pacific	378	405	860	26	55	125	449	405	421
Africa and Middle East	24	24	36	–	1	2	14	12	10
Ongoing operations	3,330	3,450	7,187	281	467	926	2,813	2,930	2,984
Disposal group	227	258	527	(6)	1	(2)	207	241	238
Discontinued operations	10	108	149	1	6	10	–	37	4
	3,567	3,816	7,863	276	474	934	3,020	3,208	3,226
Operating exceptional items				(165)	(110)	(292)			
Goodwill amortisation				(61)	(37)	(98)			
Share of operating profits/(losses) of associated undertakings				1	(3)	(5)			
Corporate exceptional items				(14)	(111)	(162)			
Profit on ordinary activities before interest and taxation				37	213	377			
Borrowings							(3,646)	(3,536)	(3,600)
Cash and short-term deposits							363	547	382
Deferred tax							(213)	(222)	(214)
Taxation							(289)	(388)	(298)
Dividends							(35)	(87)	(182)
Goodwill							1,587	1,599	1,635
Net assets per consolidated balance sheet							787	1,121	949
Geographical analysis of turnover by destination									
United Kingdom	301	273	552						
Rest of Europe	722	771	1,634						
North America	1,681	1,748	3,631						
South America	137	122	279						
Asia Pacific	423	470	964						
Africa and Middle East	66	66	127						
Ongoing operations	3,330	3,450	7,187						
Disposal group	227	258	527						
Discontinued operations	10	108	149						
	3,567	3,816	7,863						

The share of operating profits of associated undertakings in ongoing operations of £1 million (2000 £nil; 2000/01 £nil) arose primarily in the Automation Systems division and originated in Asia Pacific.

Invensys plc
For the six months ended 30 September 2001
Notes (unaudited)

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets (continued)

Geographical analysis by origin of the Disposal group

	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m	Profit before interest and tax 2001 £m	Profit before interest and tax 2000 £m	Profit before interest and tax Yr 2000/01 £m	Net operating assets 2001 £m	Net operating assets 2000 £m	Net operating assets Yr 2000/01 £m
United Kingdom	68	78	156	(6)	(1)	(5)	76	92	101
Rest of Europe	54	59	122	(3)	(2)	(5)	38	36	27
North America	37	45	107	(3)	(1)	(2)	30	35	38
South America	1	1	3	–	–	–	1	1	1
Asia Pacific	63	71	131	6	5	10	59	73	68
Africa and Middle East	4	4	8	–	–	–	3	4	3
	227	258	527	(6)	1	(2)	207	241	238

The analysis of turnover by destination for the Disposal group is not materially different from the analysis of turnover by origin shown above.

Geographical analysis by origin of discontinued operations

	Turnover 2001 £m	Turnover 2000 £m	Turnover Yr 2000/01 £m	Profit before interest and tax 2001 £m	Profit before interest and tax 2000 £m	Profit before interest and tax Yr 2000/01 £m	Net operating assets 2001 £m	Net operating assets 2000 £m	Net operating assets Yr 2000/01 £m
United Kingdom	1	11	13	–	–	–	–	5	–
Rest of Europe	–	23	41	–	4	6	–	24	–
North America	9	30	50	1	3	4	–	10	4
South America	–	17	14	–	(2)	(1)	–	–	–
Asia Pacific	–	21	25	–	–	–	–	(2)	–
Africa and Middle East	–	6	6	–	1	1	–	–	–
	10	108	149	1	6	10	–	37	4

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill by business division

	Operating exceptional items 2001 £m	Operating exceptional items 2000 £m	Operating exceptional items Yr 2000/01 £m	Goodwill amortisation 2001 £m	Goodwill amortisation 2000 £m	Goodwill amortisation Yr 2000/01 £m	Net book value of goodwill 2001 £m	Net book value of goodwill 2000 £m	Net book value of goodwill Yr 2000/01 £m
Software Systems	64	58	165	41	19	59	895	933	923
Automation Systems	40	9	26	7	8	17	247	265	267
Control Systems	28	18	47	4	2	5	131	78	118
Power Systems	27	25	37	9	8	17	314	323	327
Ongoing operations	159	110	275	61	37	98	1,587	1,599	1,635
Disposal group	6	–	17	–	–	–	–	–	–
Total continuing operations	165	110	292	61	37	98	1,587	1,599	1,635

Geographical analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2001 £m	Operating exceptional items 2000 £m	Operating exceptional items Yr 2000/01 £m	Goodwill amortisation 2001 £m	Goodwill amortisation 2000 £m	Goodwill amortisation Yr 2000/01 £m	Net book value of goodwill 2001 £m	Net book value of goodwill 2000 £m	Net book value of goodwill Yr 2000/01 £m
United Kingdom	10	9	25	12	10	22	355	347	376
Rest of Europe	25	40	90	13	5	17	295	303	307
North America	106	51	132	28	17	46	695	709	708
South America	–	3	6	1	–	2	38	25	36
Asia Pacific	18	7	22	7	5	11	204	215	208
Africa and Middle East	–	–	–	–	–	–	–	–	–
Ongoing operations	159	110	275	61	37	98	1,587	1,599	1,635
Disposal group	6	–	17	–	–	–	–	–	–
Total continuing operations	165	110	292	61	37	98	1,587	1,599	1,635

2 Total operating profit

Continuing operations

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Turnover	3,557	3,708	7,714
Cost of sales	(2,597)	(2,611)	(5,466)
Gross profit	960	1,097	2,248
Distribution costs	(48)	(51)	(107)
Administrative costs including marketing costs	(637)	(578)	(1,217)
Operating profit before operating exceptional items and goodwill amortisation	275	468	924
Restructuring costs	(165)	(110)	(292)
Goodwill amortisation	(61)	(37)	(98)
Share of operating profits/(losses) of associated undertakings	1	(3)	(5)
Total operating profit	50	318	529

Acquisitions in the six months ended 30 September 2001 are included within continuing operations and comprise turnover of £10 million, cost of sales of £7 million, gross profit of £3 million, administrative costs including marketing costs of £2 million, restructuring costs of £nil and goodwill amortisation of £1 million.

Discontinued operations

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Turnover	10	108	149
Cost of sales	(6)	(90)	(113)
Gross profit	4	18	36
Distribution costs	–	(1)	(1)
Administrative costs including marketing costs	(3)	(11)	(25)
Total operating profit	1	6	10

Restructuring costs and goodwill amortisation within continuing and discontinued operations are classified as administrative costs which therefore total £866 million (2000 £736 million; 2000/01 £1,632 million).

3 Taxation

The taxation charge on profit before corporate exceptional items and goodwill amortisation for the six months ended 30 September 2001 is 29.0% (2000 30.9%; 2000/01 31.0%).

The taxation credit on corporate exceptional items for the six months ended 30 September 2001 is £3 million.

Invensys plc
For the six months ended 30 September 2001
Notes (unaudited)

4 Dividends

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Interim	35	87	87
Final	–	–	182
	35	87	269
Reversal of accrual for prior years' dividends	–	–	(1)
	35	87	268

5 Earnings per share

	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001 (restated)
(Loss)/earnings per share			
Basic	(1.9) p	1.1 p	2.0 p
Continuing operations*	3.5 p	7.1 p	13.5 p
Diluted	(1.9) p	1.1 p	2.0 p
Average number of shares (millions)			
Basic	3,500	3,499	3,499
Earnings (£ millions)			
Basic	(66)	40	70
Continuing operations*			
Continuing operations operating profit*	275	468	924
Continuing share of associated undertakings profit/(loss)	1	(3)	(5)
Net interest payable	(101)	(102)	(227)
	175	363	692
Tax at 29.0% (2000 30.9%; 2000/01 31.0%)	(51)	(112)	(215)
Minority interest - continuing operations	(2)	(3)	(6)
	122	248	471

* Before exceptional items and goodwill amortisation

The basic earnings per share has been calculated using 3,500 million shares (2000 3,499 million; 2000/01 3,499 million), being the weighted average number of shares in issue during the period, and the loss after taxation and minority interests of £66 million (2000 profit of £40 million; 2000/01 profit of £70 million).

Earnings per share is also calculated by reference to earnings on continuing operations, before exceptional items and goodwill amortisation, since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with FRS 14 without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Invensys plc
For the six months ended 30 September 2001
Notes (unaudited)

6 Cash flow statement

Reconciliation of operating profit before interest and tax to net cash inflow from operating activities

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Total operating profit	51	324	539
Depreciation charges and amortisation of goodwill	199	166	363
(Profit)/loss in associated undertakings	(1)	3	5
Costs of closure within continuing operations	(21)	(10)	(24)
Decrease/(increase) in stocks	137	(98)	(154)
Decrease/(increase) in debtors	211	(112)	(120)
Decrease in creditors and provisions	(325)	(190)	(286)
Net cash inflow from operating activities	251	83	323

Analysis of cash flows for headings netted in the cash flow statement

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Returns on investments and servicing of finance			
Interest received	16	15	24
Interest paid	(109)	(116)	(233)
Interest element of finance lease rental payments	–	(1)	(1)
Dividends paid to minority interests	(1)	(3)	(8)
Net cash outflow for returns on investments and servicing of finance	(94)	(105)	(218)
Taxation			
UK corporation tax received/(paid)	27	2	(12)
Overseas tax paid	(23)	(70)	(123)
Net cash inflow/(outflow) for tax received/(paid)	4	(68)	(135)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(106)	(126)	(257)
Sale of tangible fixed assets	29	12	21
Purchase of trade investments	(32)	–	(10)
Sale of trade investments	1	–	5
Net cash outflow for capital expenditure and financial investment	(108)	(114)	(241)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(27)	(460)	(514)
Net cash acquired with subsidiary undertakings	–	39	41
Sale of subsidiary undertakings	38	159	189
Net overdrafts disposed of on sale of subsidiary undertakings	–	14	5
Sale of associated undertakings	–	–	5
Purchase of minority interests	–	(19)	(19)
Net cash inflow/(outflow) for acquisitions and disposals	11	(267)	(293)
Management of liquid resources			
Short-term deposits withdrawn	5	54	257
Net cash inflow from management of liquid resources	5	54	257
Financing			
Issue of ordinary share capital	–	4	4
Debt due within one year			
Increase in short-term borrowings	3,989	1,870	3,057
Repayment of short-term borrowings	(5,243)	(1,238)	(3,169)
Debt due beyond one year			
Increase in borrowings	1,442	73	782
Repayment of borrowings	–	(26)	(61)
Capital element of finance lease repayments	(3)	(3)	(4)
	185	676	605
Net cash inflow from financing	185	680	609

6 Cash flow statement (continued)

Analysis of changes to net debt

	At 1 April 2001 £m	Cashflow £m	Acquisitions/ disposals (excl cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 30 September 2001 £m
Cash at bank and in hand	280	(9)	–	–	(4)	267
Overdrafts	(107)	81	–	–	–	(26)
		72				
Debt due within one year	(1,918)	1,254	–	(595)	21	(1,238)
Debt due after one year	(1,559)	(1,442)	–	595	39	(2,367)
Finance leases	(16)	3	–	(2)	–	(15)
		(185)				
Short-term deposits	102	(5)	–	–	(1)	96
Total	(3,218)	(118)	–	(2)	55	(3,283)
Cash at bank and in hand	280					267
Short-term deposits	102					96
Cash and short-term deposits	382					363

At 30 September 2001 debt due within one year includes certain issues of commercial paper of which £374 million (2000 £2,128 million; 2000/01 £1,437 million) are backed by undrawn committed medium-term bank facilities.

7 Share Capital

The number of shares in issue as at 30 September 2001 was 3,500 million.

8 Adoption of FRS 19

In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 19: Deferred Tax. Under FRS 19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Previously, the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for as at 31 March 2001 and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. The impact on the profit and loss account for the six months to 30 September 2001 is £nil. (The impact on the profit and loss account for the six months to 30 September 2000 is to decrease profit after taxation by £3 million, and for the year to 31 March 2001 to decrease profit after taxation by £8 million, as a result of the increase in the deferred tax charge.) Shareholders' funds at 30 September 2000 have been reduced by £158 million and at 31 March 2001 by £137 million.

Also, as permitted by FRS 19, the Group has adopted a policy of not discounting deferred assets and liabilities.

9 Financial statements

This interim report was approved by a duly appointed and authorised committee of the board of directors on 14 November 2001.

The financial information for the six months ended 30 September 2001 has been prepared on the same basis of accounting as for the year ended 31 March 2001 except for the change in accounting policy for deferred tax as explained in note 8. The financial information is unaudited. The comparative information for the year ended 31 March 2001 does not constitute the company's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2001 have been delivered to the Registrar of Companies. The auditors, Ernst & Young, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.



"emailalert@hemscott.co.uk" <emailalert
15/11/2001 07:38

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Dividend

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net


SEC MAIL PROCESSING
RECEIVED
JAN 16 2002
354
WASH, D.C. SECTION

RNS Number:1566N
Invensys PLC
15 November 2001

INTERIM DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*ISYS
SEDOL CODE	*807-041
DIVIDEND AMOUNT	*1.0p
PERIOD	*Six months ended 30-09-01
PROVISIONAL EX DATE	*05-12-01
RECORD DATE	*07-12-01
PAYMENT DATE	*05-03-02
NOTES *	

END

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



RECEIVED
JAN 16 2002
354

1) Name of company
   Invensys plc

2) Name of shareholder having a major interest
   CGNU plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   The notification has been made by CGNU plc on behalf of its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	**34,061,093**
BT Globenet Nominees Ltd	**38,780**
Chase GA Group Nominees Ltd	**35,968,472**
Chase Nominees Ltd	**42,000**
CUIM Nominee Ltd	**35,948,353**
RBSTB Nominees Ltd	**1,756,612**

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
   Ordinary shares of 25p each

10) Date of transaction
   12 November 2001

11) Date company informed
   13 November 2001

12) Total holding following this notification
   107,815,310

13) Total percentage holding of issued class following this notification
   3.08%

14) Any additional information

15) Name of contact and telephone number for queries
   Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification
   Anna Holland, Assistant Secretary

Date of notification: **14 November 2001**